

Edcon

RECEIVED

2007 FEB 20 P 1:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 February 2007

BY COURIER

Mr Paul Dudek
Office of International Corporate Finance
Securities Exchange Commission
Room 3010 (stop 0302)
450 Fifth Street, N.W.
Washington, D.C. 20549
USA





07021174

PROCESSED

FEB 2 3 2007

THOMSON FINANCIAL

SUPPL

Edcon Consolidated Stores Ltd

Dear Sirs

SEC SUBMISSIONS : ~~EDGARS CONSOLIDATED STORES LIMI~~TED ("EDCON")
REFERENCE NUMBER : 82-34767

I enclose copies of the following documents for filing :

1. SENS announcement dated 8 February 2007 – Joint announcement of a firm intention and withdrawal of cautionary announcement;

2. SENS announcement dated 26 January 2007 - Retirement of Director; and

3. SENS announcement dated 10 January 2007 - Trading Update.

Yours faithfully
EDGARS CONSOLIDATED STORES LIMITED

Thandeka Sibanda
ASSISTANT COMPANY SECRETARY

dw 2/21

Boardmans • CNA • Edgars • Jet • Jet Mart • Legit

Edgardale Press Avenue, PO Box 200, Crown Mines, 2025, South Africa. Tel: +27 11 495 6000 Fax: +27 11 837 5019

ECO - Edcon/ Newco - Joint Announcement of a Firm **8 Feb 2007**

ECO
ECO
ECO - Edcon/ Newco - Joint Announcement of a Firm Intention and withdrawal of cautionary announcement
Edgars Consolidated Stores Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/022751/06)
Share codes:
JSE: ECO
NSX: ECN
ISIN: ZAE000068649
("Edcon" or the "Company")
Main Street 522 (Proprietary) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2007/000518/07)
("Newco")

Joint Announcement of a firm intention by Newco to make an offer to acquire all the issued shares in the capital of Edgars Consolidated Stores Limited (other than treasury shares and "A" ordinary shares) and withdrawal of cautionary announcement

1. INTRODUCTION

Further to the cautionary announcements published by Edcon on 17 October 2006 and 10 January 2007, shareholders are advised that after conducting a comprehensive auction process, the board of directors of Edcon ("the Board") has decided to recommend an offer ("the offer") submitted by Bain Capital LLC ("Bain"), acting through Newco, to acquire the entire issued ordinary share capital of Edcon (excluding any treasury shares and, to the extent necessary, the "A" ordinary shares) and the entire issued preference share capital of Edcon. The offer is for a 100% cash consideration of R46,00 per Edcon ordinary share ("the ordinary purchase consideration") and R2,00 per Edcon preference share ("the preference purchase consideration") representing a combined offer consideration of approximately R25 billion. The offer is backed by a fully committed financing package provided by a consortium of banks.
The offer is to be implemented, subject to the conditions set out in paragraph 5 below, by way of two schemes of arrangement in terms of section 311 of the Companies Act 61 of 1973, as amended ("the Act"), to be proposed by Newco between Edcon and all of its shareholders of the relevant class, excluding, in the case of the Edcon ordinary shares, any treasury shares and the "A" ordinary shares ("the ordinary scheme" and "the preference scheme", respectively, and collectively, "the schemes").
Newco reserves the right to implement the offer by way of an alternative mechanism to either or both of the schemes, namely a general offer to acquire Edcon`s ordinary shares and/or Edcon`s preference shares. The aforesaid general offer/s shall, in so far as applicable, be on the same terms and conditions as the schemes, it being specifically noted that the acceptance condition in respect of the general offer/s shall not be more than 75% of Edcon ordinary shareholders and/or 75% of Edcon preference shareholders (as the case may be).
The ordinary purchase consideration and the preference purchase consideration will not be increased by Newco, although it reserves its right to do so in the event of a competing offer.

2. TERMS OF THE OFFER RECOMMENDED BY THE BOARD

If the ordinary scheme becomes operative, Edcon shareholders who are entitled to participate in the ordinary scheme will be entitled to receive the ordinary purchase consideration, which represents a:

- 61,6% premium to the 30 day volume weighted average price ("VWAP") per Edcon ordinary share on JSE Limited ("the JSE") for the 30 trading days up to and including 16 October 2006 of R28,47, being the day before the first cautionary announcement in respect of the offer was published;
- 51,3% premium to the closing price per Edcon ordinary share on the JSE on 16 October 2006 of R30,40, being the day before the first cautionary announcement was published in respect of the offer.

If the preference scheme becomes operative, Edcon preference shareholders participating in the preference scheme will be entitled to receive the preference purchase consideration, which represents a 58,7% premium to the closing price per Edcon preference share on the JSE on 16 October 2006 of R1,26, being the day before the first cautionary announcement was published in respect of the offer. There were no trades of Edcon preference shares in the 30 trading days prior to the release of the first cautionary announcement.

Following the implementation of the two schemes, and save for the "A" ordinary shares held by The Edcon Staff Empowerment Trust, all of the shares in Edcon will be held by Newco and the listing of the entire issued ordinary and preference share capital of Edcon on the JSE and the listing of the ordinary share capital of Edcon on the Namibian Stock Exchange ("NSX") will be terminated.

3. FUNDING AND CASH CONFIRMATION

The aggregate ordinary purchase consideration and preference purchase consideration will be funded by a combination of equity funding provided by funds managed by Bain and debt funding provided by a consortium of banks.

In terms of Rule 2.3.2(b) and Rule 21.7 of the Securities Regulation Code on Takeovers and Mergers ("Code"), Citigroup Global Markets (Pty) Limited has provided the Securities Regulation Panel ("SRP") with the necessary cash confirmation letter.

4. RATIONALE

The retail sector continues to benefit from strong consumer spending, albeit at a rate slower than that seen in recent reporting periods. Edcon recognises that although its prospects remain positive, its future performance and corresponding growth profile are not without risk.

The rationale for the offer is to provide shareholders of Edcon with the opportunity to realise significant value for their investment. The ordinary purchase consideration incorporates a significant premium to the market price of Edcon ordinary shares prior to the first cautionary announcement and reflects full value for the strong competitive position and future growth prospects of Edcon.

5. CONDITIONS PRECEDENT

The implementation of the schemes is only subject, inter alia, to the fulfillment of the following conditions precedent:

5.1 all necessary regulatory and third party approvals and consents in respect of the offer being obtained, including but not limited to approvals from the Competition Authorities, the JSE, the NSX and SRP and the South African Reserve Bank ("SARB");

5.2 the approval of the schemes by 75% or more of the votes exercisable by the ordinary scheme members and preference scheme members present and voting, in person or by proxy, at the scheme meetings; and

5.3 the sanctioning of the schemes by the Court and a certified copy of the orders of Court sanctioning the schemes being registered by the Registrar of Companies in terms of the Act.

The implementation of the ordinary scheme is not conditional on the implementation of the preference scheme, and vice versa.

6. TRANSACTION IMPLEMENTATION AGREEMENT, NON-SOLICITATION, AND BREAK FEE

Edcon and Newco have entered into a transaction implementation agreement ("TIA") which provides, amongst other things, for the payment of the break fee described below, implementation of the schemes, and which contains certain assurances and confirmations between the parties, including in relation to the implementation of the schemes in a timely manner.

Edcon has agreed that, until the earlier of the schemes becoming operative or the TIA being terminated, it will not, nor will it permit any member of its group (nor any of their respective directors, officers, senior employees or professional advisers) to solicit a proposal to acquire all or a major portion of its shares, undertaking, assets or business from a third party ("competing offer") or, save where required by the Code or fiduciary duties of the Edcon directors, to enter into any discussions or communications with any third party in response to an unsolicited competing offer. Edcon will immediately inform Newco of the details of any unsolicited competing offer and of its progress and, unless the competing offer is a superior offer (as defined in the TIA) the Edcon

Board will not withdraw or modify its recommendation of the Newco offer. Where Edcon receives a superior offer, Newco will be given two business days to submit another offer should it choose to do so before the Edcon Board withdraws or modifies its recommendation.

The Board has agreed that if (a) the directors of Edcon withdraw or adversely modify their recommendation of the offer as the result of receiving a competing offer; (b) a competing offer is announced while the offer is still open and such competing offer is thereafter successfully implemented; or (c) Edcon breaches any of its obligations under the TIA (and fails to remedy such breach within 5 business days of receipt of notice thereof), then Edcon will pay Newco a break fee of 1% of the ordinary purchase consideration payable in respect of all the ordinary shares to be acquired pursuant to the ordinary scheme. On a similar basis, Newco will pay to Edcon an equivalent break fee if it breaches any of its obligations under the TIA (and fails to remedy such breach within 5 business days of receipt of notice thereof).

7. STAFF EMPOWERMENT

Newco has reaffirmed its support of Edcon`s Staff Empowerment structure and has undertaken to replicate the financial effects thereof in the context of a private company. The Trustees of The Edcon Staff Empowerment Trust have accepted the terms of the revised Staff Empowerment structure and have, to the extent necessary, consented to their exclusion from the offer and undertaken to vote in favour of Newco`s implementation of the revised Staff Empowerment structure.

8. EXISTING HOLDING OF SECURITIES IN EDCON

Newco and parties acting in concert with Newco do not own or control, or have the option to purchase, any securities in Edcon.

9. SPECIAL ARRANGEMENTS

Newco is fully supportive of the existing management team and has invited management to participate in a future equity scheme in Newco. Four executive directors of Edcon, namely SR Binnie, MR Bower, U Ferndale and SM Ross have reached an arrangement with Newco, in terms of which they have undertaken to subscribe for shares in the issued share capital of Newco on terms to be agreed at a later juncture.

10 OPINIONS, RECOMMENDATIONS AND UNDERTAKINGS

The Board of Edcon ran a comprehensive sale process with independent advice, and established an independent committee of the Board, comprising the non-executive directors of the Board, to consider the offer. The independent committee has appointed PricewaterhouseCoopers ("PwC") to advise it whether the offer is fair and reasonable. PwC has completed a preliminary valuation of Edcon as at 7 February 2007 and has advised the independent committee that the offer is fair and reasonable to Edcon ordinary and preference shareholders as at that date. PwC`s opinion will be formalised and finalised at the last practicable date prior to the publication of the relevant circulars to Edcon shareholders and will be based on financial, regulatory, securities market and other conditions prevailing at that time.

Based on PwC`s preliminary advice, but subject to receipt of a final fair and reasonable opinion from PwC, the independent committee of the Board unanimously recommends that Edcon ordinary and preference shareholders vote in favour of the schemes and the directors of Edcon, where applicable, undertake to vote their own shares in favour of the schemes on the terms of Newco`s offer.

PwC`s written opinion will be contained in the circulars referred to in paragraph 12 below.

11. MARKET AND FINANCIAL INFORMATION

The table below sets out information regarding the price at which Edcon ordinary shares and Edcon preference shares traded immediately prior to the release of Edcon`s first cautionary announcement and this announcement of Newco`s firm intention to make an offer, as well as a comparison of the ordinary purchase consideration to the net asset value and tangible net asset value per Edcon ordinary share at 30 September 2006, Edcon`s interim year end.

	Before the scheme	The purchase consideration	Premium (%)
(Rand)	(Rand)		

Ordinary Shares

Market price on 16 October 2006	30,40	(1)	46,00	51,3%
30-day VWAP to 16 October 2006	28,47	(2)	46,00	61,6%
Market price on 7 February 2007	39,90	(3)	46,00	15,3%
30-day VWAP to 7 February 2007	38,93	(4)	46,00	18,2%
Net asset value per Edcon ordinary share	8,60	(5)	46,00	
Tangible net asset value per Edcon ordinary share	8,.45	(5)	46,00	

Preference Shares

Market price on 16 October 2006	1.26	(6)	2,00	58,7%
Market price on 7 February 2007	1,26	(7)	2,00	58,7%

Notes:

1. Closing price of Edcon ordinary shares on the JSE on 16 October 2006, being the last trading day prior to release of the first cautionary announcement in respect of the offer.
2. VWAP at which Edcon ordinary shares traded on the JSE for the 30 trading days up to and including 16 October 2006, being the last trading day prior to release of the first cautionary announcement in respect of the offer.
3. Closing price of Edcon ordinary shares on the JSE on 7 February 2007, being the last trading day prior to this announcement of Newco`s firm intention to make an offer.
4. VWAP at which Edcon ordinary shares traded on the JSE for the 30 trading days up to and including 7 February 2007, being the last trading day prior to this announcement of Newco`s firm intention to make an offer.
5. Audited net asset value and tangible net asset value per Edcon ordinary share attributable to Edcon ordinary shareholders at 30 September 2006.
6. Closing price of Edcon preference shares on the JSE on 16 October 2006, being the last trading day prior to release of the first cautionary announcement in respect of the offer.
7. Closing price of Edcon preference shares on the JSE on 7 February 2007, being the last trading day prior to this announcement of Newco`s firm intention to make an offer. There were no trades of Edcon preference shares in the 30 trading days prior to the release of the first cautionary announcement in respect of the offer and this firm intention announcement.

12. DOCUMENTATION

Circulars providing further information on the offer and each containing, inter alia, a notice of scheme meeting, an order of Court, a form of proxy and a form of surrender will be posted to Edcon shareholders in due course.

13. IMPORTANT DATES AND TIMES

Edcon shareholders will be advised of important dates and times of the schemes in due course.

14. WITHDRAWAL OF CAUTIONARY ANNOUNCEMENTS

Edcon shareholders are advised that the cautionary announcements concerning the offer, referred to in paragraph 1 above are hereby withdrawn.

Johannesburg
8 February 2007
Enquiries

Edcon:
Investor Relations:
Tessa Christelis
Tel: +27 11 495 6545
Cell: +27 82 601 3061
Financial advisor to Edcon
Caliburn Partnership Pty Limited
Legal advisor to Edcon
Werksmans Inc.
Transactional sponsor and equity markets adviser to Edcon
Merrill Lynch South Africa (Proprietary) Limited
Namibian Sponsor
Irwin Jacobs Greene (Proprietary) Limited
Independent advisor to the Edcon Board
PricewaterhouseCoopers Corporate Finance (Proprietary) Limited
Private equity sponsor and transaction arranger for Newco
Bain Capital LLC
Financial advisor to Newco
Citigroup Global Markets (Pty) Limited
South African legal advisor to Newco
Webber Wentzel Bowens
International legal advisors to Newco
Kirkland & Ellis International LLP
Date: 08/02/2007 09:15:01 Produced by the JSE SENS Department.


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Release Date: 2007/01/26 11:50:00 AM

ECO/ ECN - Edgars Consolidated Stores Limited - Retirement of Director

ECO
ECO/ ECN - Edgars Consolidated Stores Limited - Retirement of Director
Edgars Consolidated Stores Limited
("Edcon")
(Registration number 1946/022751/06)
(Incorporated in the Republic of South Africa)
ISIN: ZAE000068649
Share Codes:
JSE: ECO
NSX: ECN
RETIREMENT OF DIRECTOR
Employees of Edcon are entitled to retire when they reach the age of 55 years. Mr Adriaan van Aswegen (Assie) Boshoff, having now reached that age, has decided to retire. In accordance with paragraph 3.59(b) of the Listings Requirements of JSE Limited, notification is hereby given that Mr Boshoff will cease to be an executive director on the board of Edcon with effect from 31 March 2007. Until such time as a replacement candidate has been appointed, his duties as Chief Executive of the Discount Division will be undertaken by Mr Stephen Ross, the Managing Director and Chief Executive Officer of Edcon.
By order of the Board
Johannesburg
26 January 2007
Sponsor:
Merrill Lynch South Africa (Pty) Limited
Namibian Sponsor:
Irwin Jacobs Greene (Pty) Limited
Date: 26/01/2007 11:50:01 Produced by the JSE SENS Department.

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Release Date: 2007/01/10 05:10:00 PM

ECO - Edcon - Trading Update

ECO
ECO - Edcon - Trading Update
Edgars Consolidated Stores Limited
(Reg. No. 1946/022751/06)
(Incorporated in the Republic of South Africa)
ISIN: ZAE000068649
Share Codes
JSE: ECO
NSX: ECN
("Edcon")

TRADING UPDATE FOR THE QUARTER ENDED DECEMBER 2006 AND RENEWAL OF CAUTIONARY ANNOUNCEMENT

The retail sector continued to benefit from strong consumer confidence and spending remained buoyant during the period, despite the tightening interest rate environment.

Against this background, Edcon sales grew by 12% for the quarter, when compared with the same 13 weeks last year. This follows the 21% growth reported for the corresponding period last year. The sales increase for the month of December was 14%.

By chain, sales growth and selling price inflation rates were as follows:

	Sales increase %	Average selling price inflation %
Edgars	15	3
CNA	23	9
Department Stores Division	16	3
Discount Division	8	(1)
Edcon Group	12	2

In Edgars and CNA, gross profit growth was ahead of the respective sales increases. The Discount Division was impacted by stock imbalances and assortment problems and gross profit grew at a slower rate than sales.

Pleasingly, the Group's moving annual stockturn was unchanged from that achieved last year at 6,0 times. These results were achieved with 12% more average retail trading space for the Group.

It was particularly encouraging that the growth in debtors' collections was ahead of sales growth. At the December 2006 billing date, as anticipated, 86% of the debtors' book was current and able to buy, compared with 87% in December 2005.

In October 2006 the Board issued a cautionary announcement advising that it had commenced discussions with a number of private equity investors regarding a potential transaction to acquire the Company.

Shareholders are advised that these discussions are ongoing and that they must continue to exercise caution in their dealings with the Company's securities.

The Edcon Board believes that the prospects provided in our September 2006 interim results announcement remain appropriate for the full year to March 2007, namely that the "achievements of the first six months will continue for the remainder of the current financial year".

This update has not been reviewed and reported on by Edcon's external auditors.

Johannesburg
10 January 2007
Sponsor:
Merrill Lynch South Africa (Pty) Ltd
Namibian Sponsor:
Irwin Jacobs Greene (Pty) Limited





END